Exhibit 1

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
UNUSUAL PRICE MOVEMENT
This announcement is made at the request of The Stock Exchange of Hong Kong Limited.
We have noted the recent decrease in the price of the shares of the Company and wish to state that we are not aware of any reasons for such decrease.
As disclosed in the circular to shareholders of the Company dated 15 August 2008, following the completion of the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited, the Company is expected to be an integrated telecommunications operator offering wireless, fixed-line, broadband, data and value added services to its subscribers and intends to establish a unified national network of sales, distribution and services. In this connection, the Company and its substantial shareholders are conducting a preliminary study in relation to the future development and direction of the fixed-line business and assets that are owned and operated by the substantial shareholders of the Company. As at the date of this announcement, no decision has been made by the Board in relation to such business or assets nor is there any assurance that the Company will, at any time, enter into any transaction in relation to such business or assets.
We also confirm that, save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.
Made by the order of the Board of Directors of the Company, the directors of which (except Mr. Cesareo Alierta Izuel and Mr. Kim Shin Bae who cannot be contacted at the meantime) individually and jointly accept responsibility for the accuracy of this statement.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-Executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae
Independent Non-Executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming
By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee
Company Secretary
Hong Kong, 3 November 2008